January 14, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amit Pande

Re:          Atlantic Southern Financial Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Period Ended March 31, 2009

Form 10-Q for the Period Ended June 30, 2009

Form 10-Q for the Period Ended September 30, 2009

File No. 001-33395

Ladies and Gentlemen:

We are responding to the comments received from your office by letter dated December 17, 2009 with respect to the above-referenced Form 10-K and Form 10-Q.  We have responded to each of your comments below.

Form 10-Q for the period ended September 30, 2009:

Note (3) Management’s Plan of Action for Cease and Desist Order

1.     We refer to the Order of Cease and Desist entered into with the FDIC in September 2009 that includes a provision requiring the Company to adopt and implement a policy limiting the use of loan interest reserves.  Please tell us and include in future filings the following information regarding your use of loan interest reserves:

•      Discuss the significant accounting policies related to the use of loan-funded interest reserves, describe the loan types that use them and how you account for the funds advanced to pay the interest charges.

•      Describe how you account for interest charges paid with the funds advanced considering situations in which the collectability of the loan with the interest reserve component is not reasonably assured, such as non-performing ADC loans or construction loans.

•      Disclose the extent of any restructured loans that include an interest reserve component and for which you have provided interest reserves to keep the credit facility current.

•      Tell us and discuss in future filings the terms for advancing funds as interest reserves and any material loan transactions that have been affected.

Response:  We are providing a draft version of our proposed note disclosure for our Form 10-K in regards to our use of loan interest reserves below:

With respect to accounting, interest that has been added to the balance of a loan through the use of an interest reserve should not be recognized as income if its collectability is not reasonably assured.  The accrual of uncollected interest and its capitalization into the loan balance will not be appropriate when the loan becomes troubled and the full collection of contractual principal and interest is no longer expected.

When it is determined the collectability of a loan with an interest reserve component is not reasonably assured, the loan is placed in a non-accruing status and any unpaid accrued interest is reversed.

The decision to establish a loan funded interest reserve upon origination of an acquisition, development or construction loan is determined based on the feasibility of the project, the creditworthiness of the borrower and guarantors, and the protection provided by the real estate and other collateral.  The total cost of the project, including the interest reserve, is considered when determining the equity injection required from the borrower.

Interest reserves are required on all construction and development loans unless it is clearly established that the borrower has the capacity to pay the interest during the initial stages of the development from alternative resources on the proposed contractual basis of payment.  The reserve is included in the construction budget.  Interest is collected from the interest reserve on a monthly basis.  The interest is capitalized and added to the loan balance.

During the third quarter of 2009, the Company had sixteen loans with outstanding balances totaling $58.3 million with loan-funded interest reserves.  The amount of capitalized interest from interest reserves during the third quarter was $607 thousand.

No restructured loans include an interest reserve component.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 21

2.         We note the allowance as a percentage of non-performing loans on page 21 was 20.89% as of September 30, 2009 as compared to 55.31% as of December 31, 2008.  Please tell us and discuss in future filings the reason for this decrease and any mitigating factors that support the current coverage.  Consider in your response how the fair value of the underlying collateral and any other credit enhancing characteristics of the loans have affected your determination of the coverage of the allowance with respect to nonperforming loans.

Response:  We are providing our updated and future disclosure for the asset quality from page 21 below:

The loan portfolio is reviewed quarterly to evaluate outstanding loans and to measure the performance of the portfolio and the adequacy of the allowance for loan losses.  This analysis includes a review of delinquency trends, actual losses, and internal credit ratings.  Management’s judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable.  The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio.  The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio.  Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.  While management uses available information to recognize losses on loans, reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans.  Such agencies may require us to recognize losses based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term.  However, the amount of the change cannot be estimated.

The allowance is composed of general allocations and specific allocations.  General allocations are determined by applying loss percentages to the portfolio that are based on historical loss experience and management’s evaluation and “risk grading” of the commercial loan portfolio.  Additionally, the general economic and business conditions affecting key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, the findings of internal credit reviews and results from external bank regulatory examinations are included in this evaluation.  The need for specific allocations is evaluated on commercial loans that are classified in the Watch, Substandard or Doubtful risk grades, when necessary.  The specific allocations are determined on a loan-by-loan basis based on management’s evaluation of the Company’s exposure for each credit, given the current payment status of the loan and the value of any underlying collateral.  Loans for which specific allocations are provided are excluded from the calculation of general allocations.

Management prepares a monthly analysis of the allowance for loan losses and material deficiencies are adjusted by increasing the provision for loan losses.  Management uses an outsourced independent loan review company on a quarterly basis to corroborate and challenge the internal loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses.  Management rotates the loan review company on a periodic basis to ensure objectivity in the loan review process.  In addition, an internal loan review process is conducted by a committee comprised of members of senior management.  All new loans are risk rated under loan policy guidelines.  The internal loan review committee meets quarterly to evaluate the composite risk ratings.  Risk ratings may be changed if it appears that new loans were not assigned the proper initial grade, or, if on existing loans, credit conditions have improved or worsened.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment history and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment.  Accordingly, we do not separately identify individual consumer loans for impairment disclosures.

The Company’s allowance as a percentage of non-performing loans has steadily decreased since December 31, 2008.  This is due mostly to the increase in non-performing loans which the Company has recorded at the lower of the stated value of the loan or the fair value of the underlying collateral.  With the Company recording most of the non-performing loans at the fair value of the underlying collateral, charge-offs have increased significantly during 2009 to approximately $14.7 million.  Additionally, the Company has provided approximately $17.4 million provision for loan losses based upon management’s analysis of the allowance for loan losses.

3.         We refer to the $69.9 million of non-accrual loans as of September 30, 2009, which was equal to a $48.8 million or 231% increase as compared to $21.1 million of non-accrual as of December 31, 2008.  Please tell us and disclose in future filings the following information:

•      State the total amount of impaired loans as of September 30, 2009 and reconcile to the total amount of non-accrual loans as of that date.  We note that total impaired loans were $35.5 million as of December 31, 2008, or $14.3 million greater than total non-accrual loans totaling $21.1 million as of that date.  Disclose your credit risk exposure to large non-accrual loans that you selected for specific identification.

•      Disclose the impaired loans with a related allowance and the specific allowance allocated to these impaired loans.  Discuss the extent to which the specific allowance that was allocated to impaired loans was affected by the fair value of the underlying collateral or by other factors such as written guarantees.

Response:  We are providing our updated and future disclosure for the non-accrual loans from page 22 below:

At September 30, 2009, the Company had a total of $83.6 million in impaired loans which include $69.9 million in non-accrual loans and $13.7 million in restructured loans.  These impaired loans are mostly secured by commercial and residential real estate construction and land development real estate.  The Company considers a loan to be impaired when it is probable that it will be unable to collect all amounts due according to the original terms of the loan agreement.  Impaired loans include loans which are not accruing interest and restructured loans which are accruing interest.  The Company measures impairment of a loan on a loan-by-loan basis.  Non-accrual loans are loans which collection of interest is not probable and all cash flows received are recorded as reduction in principal.  Restructured loans have modified terms from the original contract that give the debtor a more manageable arrangement for meeting financial obligations under their current situation.  Amounts of impaired loans that are not probable of collection are charged off immediately.  Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  At September 30, 2009, all impaired loans with a related allowance have been evaluated based upon the fair value of the underlying collateral.  Impaired loans without related allowance were previously written down to the net realizable value of the collateral.

Impaired loans and related amounts included in the allowance for loan losses at September 30, 2009 and at December 31, 2008 are as follows:

	September 30,		December 31,
	2009		2008
		Allowance		Allowance
	Balance	Amount	Balance	Amount
Impaired loans with related allowance	$24,189,101	$3,947,072	$15,568,120	$1,380,940
Impaired loans without related allowance	59,426,942	—	19,852,521	—

4.         We note the penultimate paragraph on page 22 states the Company is currently evaluating for additional losses on $7.4 million of collateral-dependent properties foreclosed by the Bank on November 3, 2009 that were held as collateral against several non-accrual loans as of September 30, 2009.  Please tell us if these loans were considered to be impaired at September 30, 2009, and if so how you considered this subsequent event in the determination of the fair value of the related impaired loans as of that date.  Refer in your response to the guidance in FASB ASC 855, formerly FAS No. 165, Subsequent Events.

Response:  As of September 30, 2009, all non-accrual loans were considered impaired and therefore had been evaluated for specific reserves and had been written down to the net realizable value of the underlying collateral.  The $7.4 million in various commercial, construction and land development and 1-4 family residential real estate properties that were foreclosed on November 3, 2009 was collateral against several of the non-accrual loans at September 30, 2009.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response has addressed your concerns.  Please do not hesitate to let us know of any additional questions or comments that the staff may have.

Sincerely,

/s/ Mark A. Stevens

Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group, Inc.